150 North Riverside Plaza, Suite 3000, Chicago, IL 60606 ● (312) 819-1900

December 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DecisionPoint Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 10, 2020 File No. 333-245695

Ladies and Gentlemen

On behalf of our client, DecisionPoint Systems, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned registration statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) by EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated November 24, 2020 is reprinted below in italics, and is followed by the Company’s response.

Amendment No. 2 to Form S-1 filed November 10, 2020

Selling Security Holders, page 27

1.	In response to prior comment 4, you disclose that the shares being offered by Taglich Brothers, Inc. were not received as any form of underwriting compensation. Please identify Taglich Brothers, Inc. as an underwriter for the offering of its shares. Furthermore, since Taglich Brothers, Inc. is an underwriter, and the company is not eligible to conduct an at-the-market offering, provide a fixed price at which Taglich Brothers, Inc. will set its shares for the duration of the offering.

RESPONSE:

Taglich Brothers, Inc. is not intended to be an “underwriter” for purposes of the offering of its shares.  In Amendment No. 2, Taglich Brothers, Inc. is no longer included as a Selling Stockholder and its shares have been removed from the registration statement.

polsinelli.com

Atlanta Boston Chicago Dallas Denver Houston Kansas City Los Angeles Miami Nashville New York Phoenix St. Louis San Francisco Seattle Silicon Valley Washington, D.C. Wilmington

Polsinelli PC, Polsinelli LLP in California

December 17, 2020

Index to Consolidated Financial Statements

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	Your response to prior comment 8 states that your obligation is to provide a tailored final product. Please explain further to us the nature of the implementation, installation and customization services performed on the software and hardware in a typical arrangement. In your response, provide an example that walks us through an arrangement in which you have provided a tailored solution for one of your significant customers and explain the specific services provided by the company versus those provided by third-parties.

RESPONSE:

Our service offerings for a typical arrangement may include the following services:

Design services – hardware and software technology selection based upon customer specifications and requirements, process review, project management, configuration builds, consulting services, wireless site surveys and design, mobile device management policy and design.

Development services – integration and testing, gold image, Android app development, iOS app development, Windows app development, customer specific software customization, label printing systems, rollout process and scheduling, user training and manuals.

Deployment services – staging and kitting, hardware and spare pool depot, device management, deployment, installation, quality assurance services, voice and data cabling, asset management, e-Waste and decommissioning management, Help Desk support, onsite service repair, repair depot service, reverse logistics, OnPoint service hub which manages repairs, analytics and data for lifecycle of customer’s devices.

One of our significant customers contracted with us to help them build a core operating system, a complete configuration of software, management tools and other technologies that will allow our customer to manage thousands of devices across approximately 600 locations that would not disrupt operations during deployment.

December 17, 2020

Under this specific arrangement, we customized a technology hardware solution based on the needs of the frontline workers in order to provide an improved workflow. We developed a mobile device management software profile that allows our customer to manage thousands of devices from a centralized management tool. Each device was loaded with specific configurations for the network, custom software, and a custom profile for each location. We brought all mobile devices into our facility and customized the accessories into a single package for each location. We customized, labeled, and delivered the mobile technology that allows the customer to simply turn on the devices upon opening the box. We provide on-going lifecycle management that assists the customer in repairs, maintenance, asset tracking and on-going management of the devices. We partner with the customer to provide help desk and engineering services as needed. All of these implementation, installation and customization services were performed by us.

3.	You state on page 49 that in some cases tailoring of the ISV’s software products may be performed by the ISV themselves. Please tell us how you determined that recognizing revenue on a gross basis when the ISV is tailoring their own products to fit your client’s needs is appropriate. Describe the specific services provided by the ISV versus those, if any, provided by the company in these circumstances and clarify how the ISV is compensated for such services. Also, tell us the amount of revenue recognized from the sale of ISV software products versus the company’s own software products for each period presented.

RESPONSE:

We respectfully advise the Staff that the ISV’s do not specifically tailor their products to fit our customers’ needs. The ISV tailors its off-the-shelf software products to meet industry specific needs that are not specific to an individual customer. We will clarify the statement on page 49 accordingly.

4.	Your response to prior comment 11 includes a separate discussion of “third-party provided services - hardware and software” and “software and hardware maintenance support plans.” Please tell us whether these represent the same service offerings or explain, in detail the different services provided under each. Clarify the specific services under each plan that are performed by third-parties versus those that are performed by your employees. Also, tell us how the warranty and maintenance services are impacted, if at all, by the company’s customization of the OEM’s hardware or software products.

RESPONSE:

The services discussed in our response to prior comment 11 under “third-party provided services – hardware and software” and “software and hardware maintenance support plans” represent the same service offerings.

December 17, 2020

The software and hardware maintenance support plans include services performed by us including technical support to determine the source of the problem. If it is determined that a repair or replacement is necessary, we receive the returned products at our warehouse and our employees will either repair or refurbish the product internally and send the product back to our customer or we will return the product to the OEM to repair or replace the product. The OEM sends the product back to us and we perform quality assurance on the returned product before returning it to our customer and integrate the software and hardware components as necessary. Once we determine the mobile solution is in working order, we send the product back to the customer. The warranty and maintenance services are not impacted by any customization of the OEM’s hardware or software products performed by us.

The specific services performed by third-parties for hardware include hardware repairs that we are unable to repair internally and product replacements if the product is unable to be repaired or refurbished.

The specific services performed by third-parties for software include software updates.

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If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (312) 463-6311 or by email at dfigliulo@polsinelli.com.

Sincerely,

/s/ Donald E. Figliulo

cc:	Steve Smith

Chief Executive Officer